77M Mergers
Columbia Tax-Exempt Fund (Fund)
On September 25, 2006, the Columbia Tax-Exempt Fund which is a series of Columbia Funds Series Trust I (the "Acquiring Fund"), acquired the assets and assumed the liabilities of Columbia Municipal Income Fund (the "Acquired Fund"). The Acquired Fund is a series of Columbia Funds Series Trust, and was acquired in an exchange for shares of the Acquiring Fund, pursuant to an agreement and plan of reorganization approved by the Acquiring Fund's Board of Trustees and the Acquired Fund's shareholders and Boards of Directors/Trustees.